EXHIBIT 3.265
STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 10/24/2000
001537297 — 3306969
STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION
First: The name of the limited liability company is Las Cruces Medical Center, LLC.
Second: The address of its registered office in the State of Delaware is 2711
Centerville Road Suite 400 in the City of Wilmington.
The name of its Registered agent at such address is Corporation Service Company.
Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is
Fourth: (Insert any other matters the members determine to include herein.)
In Witness Whereof, the undersigned have executed this Certificate of Formation of Las Cruces Medical Center, LLC this 23 day of October, 2000.
By: /s/Michael L. Silhol
Authorized Person
NAME: Michael L: Silhol